Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Your vote is needed to list FSSL on NYSE!* Urgent request re: The special meeting of shareholders Dear Shareholder, The Fund intends to list its shares on the New York Stock Exchange before the end of Q4 2025, offering investors the ability to trade shares freely and access liquidity. In order for the proposed listing to take place, you are being asked to vote on three proposals. The Board of Trustees unanimously recommends shareholders vote “FOR” each proposal. We urge you to vote as soon as possible to ensure the special shareholder meeting can occur as scheduled on September 2, 2025. Voting today will help us reduce potential fund costs and avoid the need for the Fund’s proxy solicitor, Broadridge, to initiate further calls or mailings. Michael Forman Chairman and CEO FS Investments 3 ways to vote today Phone Without a proxy card: Call 844-202-3147 Mon–Fri, 9:00 AM–10:00 PM ET Sat–Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist. With a proxy card: Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. Computer Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. Mail Mark, sign and date your ballot and return it in the postage-paid envelope provided. Questions? Call 844-202-3147 201 Rouse Boulevard Philadelphia, PA 19112 *The listing is subject to shareholder New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com. approval of each proposal, market conditions and final board approval. Scan the code with your phone’s camera to hear an important message.